UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                           RITA MEDICAL SYSTEMS, INC.
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $.001
                         (Title of Class of Securities)

                                    76774E103
                                 (CUSIP Number)

                                 MICHAEL S. FALK
                         COMVEST VENTURE PARTNERS, L.P.
                                830 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 829-5839

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JULY 29, 2004

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
..

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 (Page 1 of 18)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and/or any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76774E103               SCHEDULE 13D                Page 2 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMVEST VENTURE PARTNERS, LP (13-4124841)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             WC
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      4,201,470
EACH REPORTING                  ------------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           4,201,470
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,201,470
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.4%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103               SCHEDULE 13D                Page 3 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMVEST MANAGEMENT LLC (06-1588640)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      4,201,470
EACH REPORTING                  ------------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           4,201,470
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,201,470
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.4%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103               SCHEDULE 13D                Page 4 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMMONWEALTH ASSOCIATES, L.P. (13-3467952)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      2,733
EACH REPORTING                  ------------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           2,733
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,733
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .0074%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103               SCHEDULE 13D                Page 5 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMMONWEALTH MANAGEMENT LLC (75-3096361)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      2,733
EACH REPORTING                  -----------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           2,733
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,733
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .0074%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103               SCHEDULE 13D                Page 6 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             COMMONWEALTH ASSOCIATES GROUP HOLDINGS, LLC (01-0622406)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                           59,046
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      4,204,203
EACH REPORTING                  ------------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER

                                           59,046
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           4,204,203
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,263,249
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             11.6%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103               SCHEDULE 13D                Page 7 of 18 Pages


--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             MICHAEL S. FALK (###-##-####)
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3            SEC USE ONLY

--------------------------------------------------------------------------------
4            SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        [  ]
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
--------------------------------------------------------------------------------
                                  7        SOLE VOTING POWER

                                           319,363
                                ------------------------------------------------
                                  8        SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED BY                      4,347,489
EACH REPORTING                  ------------------------------------------------
PERSON WITH                       9        SOLE  DISPOSITIVE POWER

                                           319,363
                                ------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           4,347,489
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,666,852
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [   ]
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             12.7%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 76774E103             SCHEDULE 13D                  Page 8 of 18 Pages


ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.001 per share ("Common Stock") of RITA Medical Systems Inc. (the "Issuer"). The address of the Issuer's principal executive office is 967 N. Shoreline Boulevard, Mountain View, CA 94013.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is filed jointly by (a) ComVest Venture Partners, L.P., a limited partnership organized under the laws of Delaware, whose principal business is investing in securities ("ComVest"), (b) ComVest Management LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware and the general partner of ComVest, whose principal business is investing in securities, (c) Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking; (d) Commonwealth Management, LLC ("Commonwealth Management"), a limited liability company organized under the laws of Delaware and the general partner of Commonwealth, whose principal business is managing venture capital funds; (e) Commonwealth Associates Group Holdings, LLC ("CAGH"), a limited liability company organized under the laws of Delaware and the sole member of Commonwealth Management and ComVest Management, whose principal business is investing in securities; and (f) Michael S. Falk ("Falk"), an individual, the Chairman and principal member of CAGH and a managing member of each of Commonwealth Management and ComVest Management.

         Commonwealth, Commonwealth Management, ComVest, ComVest Management, CAGH, and Falk are the "Reporting Persons."

         All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2 is 830 Third Avenue, New York, New York 10022.

         During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated as of May 12, 2004 (the "Merger Agreement") by and among the Issuer, Hornet Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer (the "Merger Sub") and Horizon Medical Products, Inc., a Georgia corporation ("HMP"), on July 29, 2004 HMP merged (the "Merger") with and into the Merger Sub and the shareholders of HMP (including Commonwealth, ComVest, CAGH and Falk) received ..4212 shares of common stock, par value $.001 per share, of the Issuer (the "Common Stock") in exchange for each share of common stock of HMP held by such shareholder.

         On March 1, 2002, as part of HMP's recapitalization of existing debt (the "HMP Recapitalization"), ComVest purchased from HMP a Senior Subordinated Convertible Note in the aggregate principal amount of $4,400,000 (the "Note"), pursuant to the terms and conditions of a Note Purchase Agreement, dated March 1, 2002, by and among HMP, ComVest and the other note purchasers named therein (as amended on each of June 10, 2002, July 29, 2002, October 2, 2002 and May 12,

CUSIP NO. 76774E103             SCHEDULE 13D                  Page 9 of 18 Pages


2004, the "Note Purchase Agreement"). In accordance with the terms of the Note Purchase Agreement, ComVest converted an aggregate of 1.50% of the Note prior to March 1, 2004 and received an aggregate of 6,600,000 shares (the "Note Conversion Shares") of common stock of HMP. Each of the Note Conversion Shares was exchanged in the Merger for .4212 shares of the Issuer's Common Stock, resulting in an aggregate of 2,779,920 shares of the Issuer's Common Stock being issued in exchange for the Note Conversion Shares held by ComVest. The remaining outstanding principal and accrued but unpaid interest on the Note is no longer subject to conversion except upon a default of the Note, and in such event the Note would be convertible into shares of common stock of HMP.

           In connection with the HMP Recapitalization, Commonwealth received shares of common stock of HMP (the "Placement Shares") in exchange for its services as HMP's placement agent in the HMP Recapitalization. Commonwealth subsequently distributed all of the Placement Shares (other than 6,488 Placement Shares, which it retained and exchanged for 2,733 shares of Common Stock of the Issuer) to certain affiliates, officers and directors, including the following:
(i) 140,186 of such Placement Shares were distributed to CAGH (the sole member of Commonwealth Management) and (ii) 958,222 of such Placement Shares were distributed to Falk (the Chairman and principal member of CAGH and a managing member of each of Commonwealth Management and ComVest Management). Falk subsequently transferred 100,000 of such shares to each of the Mikaela Falk Trust and the Gianna Falk Trust, of which Falk's wife, Annie Falk, is Trustee. Each of such Placement Shares was exchanged in the Merger for .4212 shares of the Issuer's Common Stock, resulting in an aggregate of 465,382 shares of the Issuer's Common Stock being issued in exchange for the Placement Shares held by Commonwealth, ComVest, CAGH and Falk.

ITEM 4. PURPOSE OF TRANSACTION.

         Pursuant to the Merger Agreement, effective as of July 29, 2004, HMP merged with and into the Merger Sub and the shareholders of HMP (including Commonwealth, ComVest, CAGH and Falk) received .4212 shares of Common Stock in exchange for each share of common stock of HMP held by such shareholder.

         In connection with the Merger, on May 12, 2004, certain shareholders of HMP entered into a Voting Agreement (the "Voting Agreement") with the Issuer and HMP, pursuant to which such shareholders agreed to vote all of their shares of common stock of HMP in favor of the approval of the Merger Agreement and to take certain other actions in connection with the transactions contemplated by the Merger Agreement. In addition, such shareholders agreed that at each of the 2004 and 2005 annual meetings of stockholders of the Issuer, each such shareholder will vote all shares of capital stock of the Issuer then held by such share-holder in favor of the election of the nominees for director recommended for election by the Issuer's Board of Directors. Notwithstanding the foregoing, the Voting Agreement does not restrict such shareholders' ability to sell, transfer or otherwise dispose of the shares of capital stock of the Issuer held by such shareholder following the effective time (the "Effective Time") of the Merger (i..e., July 29, 2004), and no transferee of such shareholder's shares will have any obligation under the Voting Agreement after the Effective Time. In connection with the Voting Agreement, ComVest also irrevocably appointed the Chief Executive Officer and Chief Financial Officer of the Issuer as the sole and exclusive power of attorneys and proxies (the "Proxy") for ComVest with full power to vote and exercise all voting and related rights, with respect to all shares of Common Stock of the Issuer now or thereafter owned of record or beneficially by ComVest, in accordance with the terms of the Voting Agreement. The Voting Agreement and Proxy will terminate on the date following the date of the 2005 annual meeting of stockholders of the Issuer. A copy of the Voting Agreement is attached hereto as an Exhibit.

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 10 of 18 Pages


         In connection with the Merger, on May 12, 2004, the Issuer entered into a Lock-Up Agreement with HMP and ComVest, as a principal shareholder of HMP (the "Lock-Up Agreement"). Pursuant to the terms of the Lock-Up Agreement, ComVest agreed that, during the 12-month period following the effective date of the Merger (i.e., July 29, 2004), it would not offer, contract to sell or otherwise sell, dispose of, loan, pledge, grant any rights with respect to, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of any shares of the Common Stock of the Issuer held by it at such time (each, a "Disposition"), except to the extent that (a) (i) such Disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, (ii) such Disposition is made pursuant to an effective registration statement under the Securities Act or an exemption therefrom, (iii) ComVest delivers to the Issuer a written opinion of counsel that such Disposition is otherwise exempt from registration under the Securities Act and (b) the number of shares of the Issuer's Common Stock subject to any such Disposition made by ComVest during the three (3)-month period ending on the date of any such Disposition does not exceed 200% of the number of shares of the Issuer's Common Stock that ComVest would be entitled to sell in accordance with the volume limitations set forth in Rule 144 of the Securities Act. A copy of the Lock-Up Agreement is attached hereto as an Exhibit.

         Finally, in connection with the Merger and the issuance of the Issuer's Common Stock to the shareholders of HMP, on June 10, 2004, the Issuer filed with the Securities and Exchange Commission (the "SEC") a joint proxy statement and registration statement on Form S-4 ("S-4") for the offer and sale of the Issuer's Common Stock to the shareholders of HMP. The Issuer agreed to use commercially reasonable efforts to cause the S-4 to be declared effective as soon as possible following its filing. In addition, the Issuer agreed to use its commercially reasonable efforts to (i) file a post-effective amendment to the S-4 on Form S-3 (the "S-3" and together with the S-4, the "Registration Statement"), registering the resale by the former shareholders of HMP of the shares of Common Stock received by them in the Merger within ten (10) days subsequent to the Effective Time of the Merger, and (ii) to cause such Form S-3 to be declared effective under the Securities Act of 1933, as amended (the "Securities Act"), as promptly as possible following the filing of the S-3 with the SEC. The Issuer agreed to maintain the effectiveness of the Registration Statement for a period of time ending on the earlier of (a) the date on which all shares of Common Stock issued in connection with the Merger to all former shareholders of HMP have been sold and (b) the date on which all shares of Common Stock held by the former shareholders of HMP, in the opinion of counsel for the Issuer, are eligible for sale pursuant to Section 144 under the Securities Act.

         The Common Stock issued in connection with the Merger was acquired solely for investment purposes and not for the purpose of acquiring control of the Issuer. Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) ComVest may be deemed to be the beneficial owner of an aggregate of 4,201,470 shares of Common Stock, representing approximately 11.4% of the issued and outstanding shares of Common Stock of the Issuer.

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 11 of 18 Pages



         ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 4,201,470 shares of Common Stock, representing approximately 11.4% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

         Commonwealth may be deemed to be the beneficial owner of an aggregate of 2,733 shares of Common Stock, representing approximately .0074% of the issued and outstanding shares of Common Stock of the Issuer.

         Commonwealth Management, as the general partner of Commonwealth, may be deemed to beneficially own the 2,733 shares of Common Stock, representing ..0074% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

         CAGH may be deemed to be the beneficial owner of an aggregate of 4,263,249 shares of Common Stock, representing approximately 11.6% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) 59,046 shares of Common Stock beneficially owned of record by CAGH; (ii) the 2,733 shares of Common Stock beneficially owned by Commonwealth that CAGH may be deemed to beneficially own by virtue of the fact that CAGH is the sole member of Commonwealth Management, the general partner of Commonwealth; and (iii) the 4,201,470 shares of Common Stock beneficially owned by ComVest that CAGH may be deemed to beneficially own by virtue of the fact that CAGH is the sole member of ComVest Management, the general partner of ComVest.

         Falk may be deemed to be the beneficial owner of an aggregate of 4,666,852 shares of Common Stock, representing approximately 12.7% of the issued and outstanding shares of Common Stock of the Issuer, consisting of the following: (i) the 319,363 shares of Common Stock beneficially owned of record by Falk; (ii) the 42,120 shares of Common Stock beneficially owned by the Mikaela Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk's wife, Annie Falk, is Trustee of the Mikaela Falk Trust;
(iii) the 42,120 shares of Common Stock beneficially owned by the Gianna Falk Trust, which Falk may be deemed to beneficially own by virtue of the fact that Falk's wife, Annie Falk, is Trustee of the Gianna Falk Trust; (iv) the 2,733 shares of Common Stock beneficially owned by Commonwealth, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CAGH (the sole member of Commonwealth Management) and a managing member of Commonwealth Management (the general partner of Commonwealth); (v) the 4,201,470 shares of Common Stock beneficially owned by ComVest, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CAGH (the sole member of ComVest Management), and (vi) the 59,046 shares of Common Stock beneficially owned by CAGH, which Falk may be deemed to beneficially own by virtue of the fact that Falk is the Chairman and principal member of CAGH. Falk may be deemed to share indirect voting and dispositive power with respect to each of the shares of Common Stock described in items (ii) through (vi) above, but Falk disclaims beneficial ownership with respect to the shares described in each of items (ii) through (vi) above.

         (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

             Name                                         Number of Shares
             ----                                         ----------------
             Michael S. Falk                                 319,363 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

         (i) ComVest, ComVest Management, CAGH and Falk may be deemed to share such voting and disposition powers with respect to the 4,201,470 shares of Common Stock beneficially held by ComVest.

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 12 of 18 Pages


         (ii) Commonwealth, Commonwealth Management, CAGH and Falk may be deemed to share such voting and disposition powers with respect to the 2,733 shares of Common Stock beneficially held by Commonwealth.

         (c) As more fully described above, each of ComVest, Commonwealth, CAGH and Falk acquired the Common Stock in connection with the Merger in exchange for their respective shares of common stock of HMP.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As stated in Item 4 above, in connection with the Merger, on May 12, 2004, certain shareholders of HMP entered into the Voting Agreement with the Issuer and HMP, pursuant to which such shareholders agreed to vote all of their shares of common stock of HMP in favor of the approval of the Merger Agreement and to take certain other actions in connection with the transactions contemplated by the Merger Agreement. In addition, such shareholders agreed that at each of the 2004 and 2005 annual meetings of stockholders of the issuer, each such shareholder will vote shares of capital stock of the Issuer then held by such shareholder in favor of the election of the nominees for director recommended for election by the Issuer's Board of Directors. Notwithstanding the foregoing, the Voting Agreement does not restrict such shareholders' ability to sell, transfer or otherwise dispose of the shares of capital stock of the Issuer held by such shareholder following the Effective Time of the Merger (i..e., July 29, 2004), and no transferee of such shareholder's shares will have any obligation under the Voting Agreement after the Effective Time. In connection with the Voting Agreement, ComVest also delivered the Proxy, irrevocably appointed the Chief Executive Officer and Chief Financial Officer of the Issuer as the sole and exclusive power of attorneys and proxies for ComVest with full power to vote and exercise all voting and related rights, with respect to all shares of Common Stock of the Issuer now or thereafter owned of record or beneficially by ComVest, in accordance with the terms of the Voting Agreement. The Voting Agreement and Proxy will terminate on the date following the date of the 2005 annual meeting of stockholders of the Issuer. A copy of the Voting Agreement is attached hereto as an Exhibit.

         Also as stated in Item 4 above, in connection with the Merger, on May 12, 2004, the Issuer entered into the Lock-Up Agreement with HMP and ComVest, as a principal shareholder of HMP, pursuant to which ComVest agreed that, during the 12-month period following the Effective Time of the Merger, it would not Dispose of any shares of Common Stock of the Issuer held by it at such time, except to the extent that (a) (i) such Disposition is made in conformity with the requirements of Rule 145(d) promulgated under the Securities Act, (ii) such Disposition is made pursuant to an effective registration statement under the Securities Act or an exemption therefrom, (iii) ComVest delivers to the Issuer a written opinion of counsel that such Disposition is otherwise exempt from registration under the Securities Act and (b) the number of shares of the Issuer's Common Stock subject to any such Disposition made by ComVest during the three (3)-month period ending on the date of any such Disposition does not exceed 200% of the number of shares of the Issuer's Common Stock that ComVest would be entitled to sell in accordance with the volume limitations set forth in Rule 144 of the Securities Act. A copy of the Lock-Up Agreement is attached hereto as an Exhibit.

         Finally, as set forth in Item 4 above, in connection with the Merger and the issuance of the Issuer's Common Stock to the shareholders of HMP, on June 10, 2004, the Issuer filed with an S-4 registration statement with the SEC providing for the offer and sale of the Issuer's Common Stock to the

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 13 of 18 Pages


shareholders of HMP in the Merger. The Issuer agreed to use commercially reasonable efforts to cause the S-4 to be declared effective as soon as possible following its filing. In addition, the Issuer agreed to use its commercially reasonable efforts to (i) file an S-3, registering the resale by the former shareholders of HMP of the shares of Common Stock received by them in the Merger within ten (10) days subsequent to the Effective Time of the Merger, and (ii) to cause such S-3 to be declared effective under the Securities Act as promptly as possible following the filing of the S-3 with the SEC. The Issuer agreed to maintain the effectiveness of the Registration Statement for a period of time ending on the earlier of (a) the date on which all shares of Common Stock issued in connection with the Merger to all former shareholders of HMP have been sold and (b) the date on which all shares of Common Stock held by the former shareholders of HMP, in the opinion of counsel for the Issuer, are eligible for sale pursuant to Section 144 under the Securities Act.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit         Document
-------         --------

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934

2.              Voting Agreement, dated May 12, 2004, by and among the Issuer,
                HMP and ComVest.

3.              Lock-Up Agreement, dated May 12, 2004, by and among the Issuer,
                HMP and ComVest

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 14 of 18 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2004                      Commonwealth Associates, L.P.


                                           By: /s/ Anthony Giardina
                                           -------------------------------------
                                           Name:  Anthony Giardina
                                           Title: President


Dated:  August 9, 2004                     Commonwealth Management, LLC


                                           By: /s/Michael S. Falk
                                           -------------------------------------
                                           Name:  Michael S. Falk
                                           Title: Managing Member


Dated:  August 9, 2004                     Commonwealth Associates Group
                                           Holdings, LLC


                                           By: /s/Michael S. Falk
                                           -------------------------------------
                                           Name:  Michael S. Falk
                                           Title: Chairman


Dated: August 9, 2004                      ComVest Venture Partners, LP

                                           By: ComVest Management, LLC, its
                                               general partner

                                               By: /s/Michael S. Falk
                                           -------------------------------------
                                               Name:  Michael S. Falk
                                               Title: Managing Member

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 15 of 18 Pages


Dated: August 9, 2004                      ComVest Management, LLC

                                           By: Commonwealth Associates Group
                                               Holdings, LLC, its sole member


                                               By: /s/Michael S. Falk
                                               ---------------------------------
                                               Name:  Michael S. Falk
                                               Title: Managing Member


Dated:  August 9, 2004                     /s/Michael S. Falk
                                           -------------------------------------
                                            Michael S. Falk, individually

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 16 of 18 Pages


                                  EXHIBIT INDEX

Exhibit         Document
-------         --------

1. Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934

2.              Voting Agreement, dated May 12, 2004, by and among the Issuer,
                HMP and ComVest.

3.              Lock-Up Agreement, dated May 12, 2004, by and among the Issuer,
                HMP and ComVest

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 17 of 18 Pages


                             JOINT FILING AGREEMENT

         The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Notify Technology Corporation, and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 9, 2004                      Commonwealth Associates, L.P.


                                           By: /s/ Anthony Giardina
                                           -------------------------------------
                                           Name:  Anthony Giardina
                                           Title: President


Dated:  August 9, 2004                     Commonwealth Management, LLC


                                           By: /s/Michael S. Falk
                                           -------------------------------------
                                           Name:  Michael S. Falk
                                           Title: Managing Member


Dated:  August 9, 2004                     Commonwealth Associates Group
                                           Holdings, LLC


                                           By: /s/Michael S. Falk
                                           -------------------------------------
                                           Name:  Michael S. Falk
                                           Title: Chairman


Dated: August 9, 2004                      ComVest Venture Partners, LP

                                               By: ComVest Management, LLC, its
                                               general partner

                                               By: /s/Michael S. Falk
                                           -------------------------------------
                                               Name:  Michael S. Falk
                                               Title: Managing Member

CUSIP NO. 76774E103             SCHEDULE 13D                 Page 18 of 18 Pages


Dated: August 9, 2004                      ComVest Management, LLC


                                               By: Commonwealth Associates Group
                                               Holdings, LLC, its sole member


                                               By: /s/Michael S. Falk
                                               ---------------------------------
                                               Name:  Michael S. Falk
                                               Title: Managing Member


Dated:  August 9, 2004                     /s/Michael S. Falk
                                           -------------------------------------
                                            Michael S. Falk, individually